Exhibit 99.1

Immuron Global Sales Up 60%

Key Highlights:

●	Immuron achieved 60% YoY growth in worldwide product sales in Q3 FY20.
●	YTD March 31, FY20 worldwide sales reached AU $2.67M, increasing 57% YoY.
●	In Australia, Q3 FY20 gross sales grew by 35% YoY to $475K.
●	In the USA, Q3 FY20 gross sales increased by 50% YoY to AU $412K.
●	In Canada, Q3 FY20 sales reached $96K.

Melbourne, Australia, April 20, 2020: Immuron Limited (ASX: IMC; NASDQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutics for the treatment of gut mediated diseases, today announced the sales results of its commercially available and over-the-counter gastrointestinal and digestive health immune supplement Travelan® for the third quarter of the fiscal year 2020 ending on March 31, 2020.

Immuron worldwide product sales grew by 60% YoY in the third quarter of FY20, reaching AU $983K* compared to AU $616K in Q3 FY19. YTD March 31 worldwide sales reached AU $2.67M* marking a healthy 57% increase on the same time last year.

In Australia, Travelan® sales increased to AU $475K* in Q3 FY20, representing a 35% increase over Q3 FY19 (AU $350K). Co-operative marketing initiatives with Pharmacies, including a Chemist Warehouse TV advertisement in December 2019 contributed to this growth. YTD March 31 sales in Australia reached AU $1.43M*, 35% higher than the same time last year.

In the US, Travelan® sales continued their upward trajectory growing by 50% YoY to AU $412K* for Q3 2020. YTD March 31 US Sales (AU $926K*) were 46% higher than the same time last year. This growth was attributable to increasing sales in both Passport Health Travel Clinics and on the Amazon e-commerce channel. A consumer awareness campaign was launched in the USA in mid-February 2020 which generated valuable publicity for Travelan® through a combination of earned media in digital news publications and through Travel Influencer channels. The campaign was cut short due to the impact that the COVID-19 pandemic had on international travel in late March.

In Canada, Travelan® sales reached $96K* in Q3 FY20 with Loblaws commencing distribution and Shoppers Drug Mart increasing scan sales through co-operative marketing initiatives at store level. YTD March 31 Canadian sales were $313K* as brand awareness starts to build in this market.

In mid to late March 2020, the COVID-19 pandemic resulted in international travel restrictions being enacted in all markets in which Travelan® is sold. It is anticipated these events will impact on Travelan® sales in Q4 of FY20. The Company will look to increase overall revenues to help mitigate the anticipated decrease in Travelan sales – due to decreased travel – by promoting Travelan® and Travelan®'s sister product, Protectyn®, for their gut health benefits. The market effort will focus on the benefits that Travelan® offers when it comes to maintaining digestive health. It is noteworthy that when people stay at home to self-isolate, they sometimes make poor dietary choices such as eating takeaway food that has been transported in uncontrolled temperatures or that has been poorly prepared, or which contains unhealthy ingredients. In addition, stress, changing routines and weakened immunity can also lead to digestion issues. Travelan® helps to maintain the delicate balance of the gut microbiota by eliminating invading pathogens, whether you are travelling or self-isolating at home.

Immuron CEO, Jerry Kanellos said “This good news story has been overshadowed by the novel coronavirus that emerged in the central Chinese city of Wuhan late last year. New cases are being reported daily around the globe and the world has been plunged into turmoil. Since then, a pandemic has been announced by the World Health Organization and most governments have enacted states of emergency and lockdown their borders to contain the virus and protect their citizens. As COVID-19 has spread, we have been monitoring its global impact on clinical trials. Major pharmaceutical and Biotechnology companies such as Pfizer, Merck, GSK, Eli Lilly, Bristol Myers Squibb and others are delaying, or pause trials due to the pandemic. While this is a difficult time for so many, we have also decided to conserve our cash reserves and suspend all work associated with the IND filing and postpone the planned phase III clinical program for IMM-124E to prevent Travelers’ Diarrhea which was on track to submit an IND application to the FDA in June 2020 and to begin recruitment in July 2020 to coincide with the Northern hemisphere summer holiday travel period. This decision will also impact the planned clinical development of our IMM-529 asset. The company will continue the clinical development of a new oral therapeutic targeting travelers’ diarrhea caused by campylobacter and enterotoxigenic E.coli pathogens with the Naval Medical Research Centre. The protective efficacy of the product will be evaluated in two controlled human infection model clinical trials scheduled to commence in Q3 and Q4 next financial year. The company will also continue to support the Uniformed Services University’s Infectious Diseases Clinical Research Program (IDCRP), the UK Ministry of Defense and the New York City Travel Clinic who are jointly conducting a randomized clinical trial to evaluate the efficacy of Travelan and two other nutraceutical products for Travelers’ Diarrhea prevention. The randomized, double-blind, placebo controlled multicenter clinical trial will evaluate the effectiveness of 3 commercially available products: A prebiotic, a probiotic and Travelan®, each vs. placebo, during deployment of military personnel to high-TD risk regions. The first purchase order from the Uniformed Services University for Travelan® was delivered this year. The continuing spread of COVID-19 has everyone's undivided attention as we grapple with its effect on our daily lives. The pandemic has also caused significant disruptions to global clinical development, and we send our best wishes and heart felt support to all those whose lives and work have been affected by this outbreak”.

*Unaudited gross revenue

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COMPANY CONTACT:

Jerry Kanellos, Ph.D.

Chief Executive Officer

Ph: +61 (0)3 9824 5254

info@immuron.com

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

This press release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Such statements include, but are not limited to, any statements relating to our growth strategy and product development programs and any other statements that are not historical facts. Forward-looking statements are based on management’s current expectations and are subject to risks and uncertainties that could negatively affect our business, operating results, financial condition and stock value. Factors that could cause actual results to differ materially from those currently anticipated include: risks relating to our growth strategy; our ability to obtain, perform under and maintain financing and strategic agreements and relationships; risks relating to the results of research and development activities; risks relating to the timing of starting and completing clinical trials; uncertainties relating to preclinical and clinical testing; our dependence on third-party suppliers; our ability to attract, integrate and retain key personnel; the early stage of products under development; our need for substantial additional funds; government regulation; patent and intellectual property matters; competition; as well as other risks described in our SEC filings. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations or any changes in events, conditions or circumstances on which any such statement is based, except as required by law.

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